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                                                               Exhibit 99.(a)(4)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated June 19, 1995 and the related Letter of Transmittal and is being made to all holders of Shares. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute. If, after that good faith effort, Purchaser cannot comply with that state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in that state. In any jurisdiction, the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                      Notice of Offer to Purchase for Cash

                     All Outstanding Shares of Common Stock

                                       of

                           Sunshine-Jr. Stores, Inc.

                                       at

                              $12.00 Net Per Share

                                       by

                          EZS Acquisition Corporation,

                          A Wholly-Owned Subsidiary of

                             E-Z Serve Corporation

         EZS Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of E-Z Serve Corporation, a Delaware corporation ("Parent"), is offering to purchase all outstanding shares, par value $.10 per share (the "Shares"), of Sunshine-Jr. Stores, Inc., a Florida corporation (the "Company"), at $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 1995 and in the related Letter of Transmittal (which together constitute the "Offer"). Following the Offer, Purchaser intends to effect the Merger described below.

________________________________________________________________________________
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT
TIME, ON JULY 20, 1995, UNLESS THE OFFER IS EXTENDED.
________________________________________________________________________________


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         The Offer is conditioned upon, among other things, (i) the shareholders of the Company who are parties to the Shareholders Agreement dated June 15, 1995, among Parent, Purchaser and such shareholders, having tendered and not withdrawn, the Shares owned by them to Purchaser in accordance with the Offer, and (ii) the expiration or termination of any applicable antitrust waiting periods.

         The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 15, 1995 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, among other things, following consummation of the Offer or the expiration or termination of the Offer under certain circumstances and the satisfaction or waiver of certain conditions and in accordance with relevant provisions of the Delaware General Corporation Law and the Florida Business Corporation Act, Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly-owned subsidiary of Parent. On the effective date of the Merger, each outstanding Share (other than Shares owned by Parent, the Purchaser or any other subsidiary of Parent) will be converted into the right to receive in cash the amount per Share paid pursuant to the Offer, without interest. Parent has also entered into a separate agreement with certain of the Company's shareholders (the "Shareholders"), in which the Shareholders have agreed to tender 1,294,584 Shares (or approximately 76% of the outstanding Shares) pursuant to the Offer and have granted Parent a proxy to vote such shares, if necessary, for the Merger.

         Under the Company's Restated Certificate of Incorporation and Florida law, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger.
If at least 80% of the outstanding Shares are tendered in the Offer and accepted for payment by Purchaser, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholder.

         The Board of Directors of the Company has, by unanimous vote, approved the Offer and the Merger and determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company and its shareholders, and recommends that shareholders of the Company accept the Offer and tender their Shares.

         For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to Continental Stock Transfer & Trust Company ("Depositary") of the Purchaser's acceptance for payment of those Shares pursuant to the Offer. Payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders whose Shares have been accepted for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates evidencing those Shares pursuant to the procedure set forth in
Section 2 of the Offer to Purchase or timely confirmation of book-entry transfer of those Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedure set forth in Section 2 of the Offer to Purchase, (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or an Agent's Message (as defined in Section 2 of the Offer to Purchase) in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid





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by the Purchaser on the purchase price of Shares, regardless of any delay in making that payment.

        The Purchaser expressly reserves the right, in its sole discretion (subject to the terms of the Merger Agreement), at any time or from time to time, and regardless of whether or not any of the events set forth in Section 14 of the Offer to Purchase shall have occurred or shall have been determined by the Purchaser to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of that extension to the Depositary. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares in the event the Purchaser exercises its right to extend the period of time during which the Offer is open. There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any such extension will be followed by a public announcement thereof no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw that shareholder's Shares.

         Except as otherwise provided below, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 5:00 p.m., Eastern Daylight Time, on July 20, 1995 (or, if the Purchaser shall have extended the period of time during which the Offer is open, the latest time and date at which the Offer, as so extended by the Purchaser, shall expire) and, unless theretofore accepted for payment, may also be withdrawn at any time after August 18, 1995. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates evidencing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless those Shares have been tendered by an Eligible Institution (as defined in Section 2 of the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding.

         The Company has provided Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists of the Company or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.





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         The information required to be disclosed by Rule 14d-6(e)(1)(vii)
promulgated under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

         THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

         Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                             D. F. King & Co., Inc.
                                77 Water Street
                           New York, New York  10005

                            (212) 269-5550 (Collect)
                           (800) 347-4750 (Toll Free)


June 19, 1995





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